ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 8, 2013	Jeremy C. Smith T +1 212 596 9858 F +1 646 728 1643 jeremy.smith@ropesgray.com

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Vincent DiStefano, Esq.

Re:	The Merger Fund (the “Fund” or “Registrant”)
Responses to Comments on Post-Effective Amendment No. 50 File Nos. 002-76969 and 811-03445

Dear Mr. DiStefano:

On June 21, 2013, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jeremy Smith of Ropes & Gray LLP, counsel to the Fund, regarding Post-Effective Amendment No. 50 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 51 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s Registration Statement on Form N-1A (“Amendment No. 50/51”). The following sets forth the Fund’s responses to the Staff’s comments. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”).  Capitalized terms not defined herein shall have the same meanings ascribed to them in the Amendment No. 50/51.

PROSPECTUS

Fund Summary

Fees and Expenses of the Fund (Page 2)

1.
Comment: Footnote 1 to the table showing the Fund’s Annual Fund Operating Expenses states that “Total Other Expenses,” “Total Annual Fund Operating Expenses Before Fee Waiver” and “Total Annual Fund Operating Expenses Before Fee Waiver” are based on estimated amounts for the current fiscal year.  Please delete that footnote and base the expenses shown on the Fund’s actual prior operating expenses.

-2-	July 8, 2013

Response: The requested changes have been made.

2.
Comment: Footnote 3 to the table of the Fund’s Annual Fund Operating Expenses describes the terms of the Adviser’s contractual agreement to waive its advisory fee until May 1, 2014.  Please either revise the footnote to state that the fee waiver arrangement will remain in effect for a period of no less than one year from the effective date of the prospectus or delete the footnote.  See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Fund has revised Footnote 3 to clarify that the expense limitation agreement will remain in effect for a period of one year from the date of the prospectus.

3.
Comment: Please provide disclosure in footnote 3 to the table of Annual Fund Operating Expenses if the Adviser may recoup fees previously waived or confirm supplementally that the Adviser may not recoup fees waived.

Response: The Fund confirms supplementally that the Adviser may not recoup any advisory fees waived.

4.	Comment: Please explain supplementally to the Staff why the “Distribution and/or Service (12b-1) Fees” row in the table of Annual Fund Operating Expenses reports “N/A.”

Response: The Fund respectfully submits that the “Distribution and/or Service (12b-1) Fees” row reports “N/A” because the Fund has not adopted a Rule 12b-1 Plan with respect to the Institutional Class shares.

Example (page 2)

5.	Comment: Please confirm that the expense example presented assumes that the expense limitation will be in effect for only one year and add disclosure to that effect.

Response: The Fund confirms that the expense example assumes that the expense limitation will be in effect for only one year and has added the following disclosure:

“Only the first year of each period in the example takes into account the fee waiver described above.”

-3-	July 8, 2013

Portfolio Turnover Rate (page 2)

6.
Comment: During the fiscal year ended December 31, 2013, the portfolio turnover rate for the Fund was 240.32% of the average value of its portfolio. If this level of turnover is relatively high for the Fund, please provide an explanation of the turnover rate.

Response: The Fund confirms that this level of portfolio turnover is within the range of portfolio turnover for the Fund over recent periods.

Principal Investment Strategies (page 2)

7.	Comment: With respect to the Fund’s Rule 35d-1 policy (the “80% Policy”), please explain supplementally what is meant by the word “principally.”

Response: The Fund respectfully submits that “principally” is intended to modify the instruments in which the Fund will invest in accordance with its 80% Policy.  That is, the Fund intends to comply with its 80% policy by investing principally in common stock and preferred stock of companies that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spinoffs, liquidations and other corporate reorganizations (“merger-arbitrage investments”), but, as indicated, the Fund may also occasionally invest in warrants of companies engaged in merger-arbitrage investments.

8.
Comment: The Staff believes that the notional value of derivative positions should not be considered when determining a registered investment company’s compliance with any policies adopted in accordance with Rule 35d-1.  Please confirm supplementally that you are aware of the Staff’s position.

Response: The Fund has been made aware of the Staff’s position.  The Fund intends to value derivative instruments for purposes of the Fund’s 80% Policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% Policy.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% Policy.  The Fund respectfully submits that such treatment is consistent with the Staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

-4-	July 8, 2013

9.	Comment: Please explain supplementally why investments in spin-offs, liquidations and other corporate reorganizations are appropriate to include in the 80% Policy.

Response: Merger arbitrage investing is a market neutral, event-driven strategy that seeks to earn investment returns by investing in a manner designed to capture the difference between the current value of an investment and the compensation (or value) to be received in respect of that investment upon the occurrence of a specific event (the “catalyst”), such as a pending merger, takeover, restructuring or liquidation.  Like investing in traditional tender offers and mergers, investing in spin-offs, liquidations and other corporate reorganizations provides the opportunity to earn market neutral investment return by identifying catalysts, that upon their occurrence, will provide attractive risk-adjusted returns.  Accordingly, the Fund believes its 80% Policy, which includes investments in spin-offs, liquidations, and other corporate reorganizations, is reasonably formulated and appropriate.  See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001) (“As a general matter, an investment company may use any reasonable definition of the terms used in its name…”).

10.	Comment: Please clarify in the summary section entitled “Principal Investment Strategies” section whether the Fund may invest in foreign investments.

Response: The Fund respectfully submits that the referenced section includes the following disclosure: “In pursuing the Fund’s investment objective and strategies, the Fund may invest in U.S. and foreign securities without limit.”

11.
Comment: Please review the derivatives disclosure in light of the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”).

Response: The Fund has reviewed the derivatives disclosure and respectfully submits that the disclosure in the Fund’s prospectus and Statement of Additional Information (“SAI”) is consistent with the ICI Letter.

12.	Comment: Please state in the summary section of the prospectus that the Fund may invest in other investment companies and add related risk disclosure, as necessary.

Response: The requested changes have been made. The Fund added the following disclosure to the section entitled “Principal Investment Strategies” under “Fund Summary”:

“The Fund may invest in other investment companies, including exchange-traded funds (ETFs).  To the extent that the Fund invests in shares of another investment company or ETF, the Fund bears its proportionate share of the expenses of the underlying investment company or ETF and is subject to the risks of the underlying investment company’s or ETF’s investments.”

-5-	July 8, 2013

13.	Please add disclosure to the summary section of the prospectus with respect to how the Adviser determines to buy and sell investments.

Response: The Fund has added the following disclosure to the section entitled “Principal Investment Strategies” under “Fund Summary”:

“In making merger arbitrage investments for the Fund, the Adviser is guided by the following general principles: (1) securities are purchased only after a reorganization is announced or when one or more publicly disclosed events point toward the possibility of some type of merger or other significant corporate event within a reasonable period of time; (2) before an initial position is established, a preliminary analysis is made of the expected transaction to determine the probability and timing of a successful completion; (3) in deciding whether or to what extent to invest, the Adviser evaluates, among other things, the credibility, strategic motivation and financial resources of the participants, and the liquidity of the securities involved in the transaction; (4) the risk-reward characteristics of each arbitrage position are assessed on an ongoing basis, and the Fund’s holdings may be adjusted at any time; and (5) the Adviser may invest the Fund’s assets in both negotiated, or “friendly,” reorganizations and non-negotiated, or “hostile,” takeover attempts, but in either case the Adviser’s primary considerations include the likelihood that the transaction will be successfully completed and its risk-adjusted profile.  The Adviser may sell securities at any time, including if the Adviser’s evaluation of risk/reward ratio is no longer favorable.”

14.	Comment: Please consider augmenting the Fund’s derivatives risk disclosure to include a discussion of counterparty risk and liquidity risk.

Response: The Fund respectfully declines to make any changes as a result of this comment.  The Fund respectfully refers the Staff to the following bolded disclosure under “Derivatives Risk”

-6-	July 8, 2013

Derivatives involve special risks, including: (1) the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, or that penalties could be incurred for positions held less than the required minimum holding period; and (7) the inability to close out certain positions to avoid losses, exposing the Fund to greater potential risk of loss.  In addition, the use of derivatives for non-hedging purposes (that is, to seek to increase total return) is considered a speculative practice and may present an even greater risk of loss than when used for hedging purposes.  There is the possibility that derivative strategies will not be used or that ineffective implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.

15.	Comment: Please advise the Staff whether the Fund will buy and sell derivatives.

Response: The Fund confirms supplementally that it may buy and sell derivatives.  It does not typically write credit derivatives, such as credit default swaps.

16.	Please add disclosure with respect to the maturity and duration parameters of investments in fixed income securities.

Response: Investing in fixed income securities is not a principal investment strategy of the Fund.  Accordingly, the Fund respectfully declines to state any duration or maturity parameters for such investments within the Fund’s Prospectus.

-7-	July 8, 2013

17.
The third paragraph under the section entitled “Principal Investment Strategies” states that the Fund “may engage in active trading. . .[emphasis added]” Please consider revising “may” to “will” or “does.”

Response: The Fund has revised the disclosure as follows:

 “The Fund ~~may~~ engages in active trading and may invest a portion of its assets to seek short-term capital appreciation.”

Principal Risks (page 3)

18.	Please expand the “Leveraging Risk” disclosure in the “Fund Summary” section to include a discussion of the potential for losses, counterparty risk and transaction expenses.

Response: The Fund respectfully refers to the discussion of counterparty risk within the risk entitled “Derivatives Risk” and has added the following disclosure to the summary version of the Fund’s “Leveraging Risk”:

Unless profits and income on securities acquired with leverage exceed the costs of the leverage, the use of leverage will diminish the investment performance of the Fund compared with what it would have been without leverage, and the use of leverage may magnify any losses associated with such transactions.

19.	Please add disclosure to the “Short Selling Risk” in the “Fund Summary” section that the Fund may be obligated to pay dividends on shares sold short.

Response: The Fund updated the disclosure as follows:

“If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss.  The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited.  The Fund is required to deposit collateral in connection with such short sales, has to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities.”

Purchase and Sale of Institutional Class Shares (page 6)

-8-	July 8, 2013

20.	Please revise the “Purchase and Sale of Institutional Class Shares” disclosure to remove any disclosure not required by Item 6 of Form N-1A.

Response: The Fund has revised the disclosure as follows:

Purchase and Sale of Institutional Class Shares: The minimum investment requirements for initial and subsequent investment are as follows:

	Minimum Initial Investment *	Subsequent Investments
Institutional Class Shares	$1,000,000	$500

*   ~~The minimum initial and subsequent investment amounts may be modified for certain investors.~~ The Fund has agreed to waive the minimum initial investment amount for Institutional Class Shares for clients of third-party investment programs or platforms that meet certain asset thresholds and with which the Fund has distribution arrangements.  ~~The Fund may waive the investment minimums in other cases in its discretion.~~

You may purchase or redeem shares on any business day.  ~~You generally buy and redeem shares at the Fund’s next-determined net asset value (“NAV”) after the Fund receives your order in good form.  NAVs are determined only on days when the New York Stock Exchange (“NYSE”) is open for regular trading.~~ Shares of the Fund may be purchased by sending a completed application form to The Merger Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin, 53201-0701 or through authorized financial intermediaries.

Principal Investment Policies (page 7)

21.
Please explain supplementally to the Staff whether the “other event-driven strategies” referenced in the Fund’s description of its principal investment strategies count towards satisfaction of the Fund’s 80% Policy.

Response: Merger arbitrage investing is a market neutral, event-driven strategy that seeks to earn investment returns by investing in a manner designed to capture the difference between the current value of an investment and the compensation (or value) to be received in respect of that investment upon the occurrence of a specific event (the “catalyst”), such as a pending merger, takeover, restructuring or liquidation.  Like investing in traditional tender offers and mergers, the other event-driven strategies referred to in the Fund’s prospectus provide the opportunity to earn market neutral investment return by identifying catalysts, which upon their occurrence, will provide attractive risk-adjusted returns.  See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001) (“As a general matter, an investment company may use any reasonable definition of the terms used in its name…”).

-9-	July 8, 2013

22.
The third to last paragraph of the “Principal Investment Policies” section states, “[a]dditionally, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether any investment complies with the Fund’s limitation or requirement.” Please confirm supplementally to the Staff that this policy does not apply to borrowing limitations and consider moving this disclosure to the Fund’s SAI if it only qualifies the fundamental policies of the Fund.

Response: The Fund confirms that the referenced disclosure does not apply to the Fund’s borrowing limitations under Section 18 of the 1940 Act.  The Fund respectfully declines to move the disclosure to the SAI as it could apply beyond the Fund’s fundamental policies, including, potentially, to any percentage limitations stated in the prospectus.

Principal Risks (page 10)

23.	In the sub-section “Hedging Transactions” under “Principal Risks,” please expand the disclosure to discuss the hedging tactics that the Fund may employ and the related principal risks.

Response: The Fund principally uses options, forward currency exchange transactions, and short sales as part of its hedging transactions, each of which is discussed within the section of the Prospectus entitled “Principal Investment Policies” and the principal risks of which are discussed in the Principal Risk sub-sections entitled “Merger and Event-Driven Risk,” “Hedging Transactions,” “Management Risk,” “Derivatives Risk,” “Leveraging Risk,” “Short Selling Risk” and “Market Risk.”  Accordingly, the Fund respectfully declines to make any disclosure changes in response to this comment.

24.
Comment: Please provide disclosure stating that the Fund will at all times appropriately segregate assets for derivative exposure in accordance with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979), related SEC staff positions, and applicable SEC no-action letters.

Response: The Fund has added the following disclosure to the Prospectus:

Certain portfolio management techniques, such as, among other things, using reverse repurchase agreements or dollar rolls, purchasing securities on a when-issued or delayed delivery basis, entering into swap agreements, futures contracts or other derivative transactions, or engaging in short sales, may be considered senior securities unless steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To avoid having these instruments considered senior securities, the Fund intends to segregate liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enter into offsetting transactions or otherwise cover such transactions. The Fund may be unable to use such segregated assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not segregate those assets to cover such positions. To the extent the Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility. Segregating assets and covering positions will not limit or offset losses.

-10-	July 8, 2013

25.
Please consider augmenting the summary discussions of the following principal risks: “Derivatives Risk,” “Debt Risk,” “Leverage Risk,” and “Short Selling Risk,” including, potentially, by promoting certain concepts discussed in the non-summary versions in those risks.

Response: The Fund respectfully declines to revise the principal risk disclosure.  The Fund believes that the existing summary disclosure appropriately summarizes the principal risks of investing in the Fund per Item 4(b)(1) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Objectives and Policies (page 5)

1.
Comment: The first paragraph under “Investments in Debt Obligations” states, “Some or all of these Debt Securities may carry non-investment-grade credit ratings.” Accordingly, please add below-investment grade (junk bond) risk disclosure.

Response: The Fund has added the following disclosure:

Non-Investment Grade Securities Risk – The Fund's investments in Below Investment Grade Securities are predominantly speculative because of the credit risk of their issuers. While offering a greater potential opportunity for capital appreciation and higher yields, such Below Investment Grade Securities entail greater potential price volatility and may be less liquid than higher-rated securities. Issuers of below investment grade quality securities are more likely to default on their payments of interest and principal owed to the Fund, and such defaults will reduce the Fund's NAV and income distributions. The prices of these lower quality securities are more sensitive to negative developments than higher rated securities. Adverse business conditions, such as a decline in the issuer's revenues or an economic downturn, generally lead to a higher non-payment rate. In addition, such a security may lose significant value before a default occurs as the market adjusts to expected higher non-payment rates.

-11-	July 8, 2013

2.
Comment: Please confirm supplementally that the Fund will comply with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979) and related SEC staff positions and include disclosure regarding the Fund’s compliance therewith.

Response: The Fund confirms that it intends to comply with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979) and related SEC staff positions and has added the following disclosure:

Certain portfolio management techniques, such as, among other things, using reverse repurchase agreements or dollar rolls, purchasing securities on a when-issued or delayed delivery basis, entering into swap agreements, futures contracts or other derivative transactions, or engaging in short sales, may be considered senior securities unless steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To avoid having these instruments considered senior securities, the Fund intends to segregate liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enter into offsetting transactions or otherwise cover such transactions. The Fund may be unable to use such segregated assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not segregate those assets to cover such positions. To the extent the Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility. Segregating assets and covering positions will not limit or offset losses.

-12-	July 8, 2013

3.
Please confirm supplementally that the Fund understands that the Staff is reviewing issues regarding the use of total return swaps by registered investment companies and may issue further guidance regarding asset segregation or cover with respect to total return swaps.

Response: The Fund acknowledges that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

4.
Please confirm supplementally to the Staff that if the Fund sells a credit default swap (writes protection) it will earmark liquid assets equal to the notional value of the credit default swap written.

Response: If the Fund sells a credit default swap, it intends to segregate or “earmark” cash or liquid assets with a value equal to the notional amount of the swap (net of any amounts owed to the Fund) or, in accordance with guidance issued from the Staff, cover the position.

5.
The last column of the Trustees and Officers table states “Other Directorship Held by Trustee.” Please revise this heading to clarify that information provided in this column covers only the last five (5) years.

Response: The requested change has been made.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9858.

-13-	July 8, 2013

Sincerely,

/s/ Jeremy Smith

Jeremy Smith

cc:	Bruce Rubin Richard D. Marshall, Esq.